QuickLinks -- Click here to rapidly navigate through this document

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Section 13a-16 or 15d-16
of the Securities Exchange Act of 1934

June 22, 2004

JSG FUNDING PLC

(formerly known as MDP Acquisitions plc)
(Translation of registrant's name into English)

Beech Hill
Clonskeagh
Dublin 4
Ireland
Telephone: +353 (1) 202-7000
(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒          Form 40-F  ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

        Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐          No  ☒

        If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

June 21, 2004

21 June, 2004: JSG Funding plc ('JSG') today announced that it has commenced a process which may or may not lead to a sale of its Munksjö Speciality business.

UBS Investment Bank has been appointed to lead the process. JSG may make a further announcement as appropriate.

Contacts				Information
Michael O'Riordan	Corporate Secretary	Jefferson Smurfit Group	+353 1 202 7000	Beech Hill, Clonskeagh
Peter Thompson		UBS Investment Bank	+44 207 567 8000	Dublin 4, Ireland
Hakan Ericsson		UBS Investment Bank	+44 207 567 8000	Ph +353 1 202 7000
Mark Kenny		K Capital Source	+353 1 631 5500	smurfit@kcapitalsource.com

Signatures

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

JSG FUNDING PLC
Date: June 22, 2004	By:	/s/ IAN J. CURLEY Ian J. Curley Director and Chief Financial Officer

QuickLinks

Signatures